UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                      GENERAL ENVIRONMENTAL MANAGEMENT, INC
                      -------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    36976P207
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.(In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,994 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,994 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,994 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          []
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.98%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 12,678,885 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,993 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,994 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,994 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           []
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.98 %
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 12,678,885 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                     (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,994 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,994 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,994 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          []
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.98%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 12,678,885 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. LCM acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,994 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,994 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,994 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          []
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.98 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 12,678,885 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. LCM acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 36976P207
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,099,994 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,099,994 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,099,994 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          []
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.98 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 12,678,885 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. LCM, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 36976P207

Item 1(a).  Name of Issuer: General Environmental Management, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            3191 Temple Ave., Suite 250
            Pomona, CA 91768

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.(In Liquidation)*

This Schedule 13G, as amended is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Laurus Master Fund, Ltd. (In Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd.(In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the shares owned by PSource Strucutured Debt Limited reported on this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  36976P207

Item 3.     Not Applicable

Item 4.     Ownership:

       (a) Amount Beneficially Owned: 1,099,994 shares of Common Stock

       (b) Percent of Class: 7.98%

       (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,099,994 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  1,099,994 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
* Based on 12,678,885 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of General Environmental Management, a Nevada corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), and PSource Structured Debt Limited ("PSource" and together with the Fund, the "Investors") collectively held (i) a warrant (the "February 2006 Warrant") to acquire 107,266 Shares, at an exercise price of $26.10 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 516,218 Shares, at an exercise price of $1.38 per Share for the first 344,145 Shares acquired thereunder, and $2.75 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (iii) a warrant (the "Second October 2007 Warrant" and together with the October 2007 Warrant, collectively, the "2007 Warrants") to acquire 476,509 Shares, at an exercise price of $1.38 per Share for the first 317,673 Shares acquired thereunder, and $2.75 per Shares for the remaining Shares acquired thereunder, subject to certain adjustments. The February 2006 Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 2007 Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation in the February 2006 Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 9.99% Issuance Limitation in the 2007 Warrants may be waived by the Investors upon at least 61 days notice to the Company, so long as at such time, the Company has no indebtedness outstanding, and shall automatically become null and void following notice to the Issuer upon the occurrence and during the continuance of an event of default (as defined in the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. LCM acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 36976P207

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 9, 2009
                                  ----------------
                                  Date

                                  Laurus Master Fund, Ltd. (In Liquidation)

                                  By: Laurus Capital Management, its investment manager

                                  /s/ Eugene Grin
                                  ----------------
                                  Eugene Grin
                                  Authorized Signatory

CUSIP No. 36976P207

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:  335 Madison Avenue, 10th Floor
                      New York, New York 10017
   Place of
   Organization:      Delaware

B. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Address:           c/o Valens Capital Management, LLC

                      335 Madison Avenue, 10th Floor
                      New York, New York 10017
   Place of
   Organization:      Guernsey

C. Name:              David Grin
   Business           335 Madison Avenue, 10th Floor
   Address:           New York, New York 10017

   Principal          Principal of Laurus Capital Management, LLC
   Occupation:
   Citizenship:       Israel

D. Name:              Eugene Grin
   Business           335 Madison Avenue, 10th Floor
   Address:           New York, New York 10017

   Principal          Principal of Laurus Capital Management, LLC
   Occupation:
   Citizenship:       United States

CUSIP No. 36976P207

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G, as amended to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 9, 2009

/s/ David Grin
-----------------------------------------
    David Grin
    February 9, 2009

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 9, 2009